UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 20, 2007**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountants

On December 20, 2007, First Financial Holdings, Inc. engaged Grant Thornton LLP as its principal accountants for the fiscal year ending September 30, 2008. The decision to change accountants was approved by the audit committee of the board of directors, which subsequently advised the Board of Directors of its decision.

First Financial Holdings, Inc. did not engage Grant Thornton LLP during the fiscal years ended September 30, 2007 and September 30, 2006 or during any subsequent interim period as either its principal accountant or as an independent accountant. Additionally, First Financial Holdings, Inc. did not consult with the newly engaged accountant during the fiscal years ended September 30, 2007 and September 30, 2006 or during any subsequent period.

On November 29, 2007, First Financial Holdings, Inc. filed an 8-K dismissing KPMG LLP as the Company's independent accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

Date: December 20, 2007   By: /s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President and
Chief Financial Officer